SAND INTERNATIONAL, INC.

13 STUSA STREET

ZVIRKA UKRAINE 8000

PHONE: +011-380-325728055

EMAIL:SANDINTERNATIONALINC@GMAIL.COM

July 21, 2014

Mr. Garrison

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sand International, Inc.

       Registration Statement on Form S-1

       Filed May 27, 2014

       File No. 333-196342

Dear Mr. Garrison:

Further to your letter dated June 25, 2014, concerning the deficiencies in Form S-1 filed on May 27, 2014, we provide the following responses:

General

Response to comment #1: In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act. While we are a development stage company, the company is not a blank check company because:

-

it has its own specific operational business plan;

-

its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

-                 the company signed the consulting agreement with Yar Centre and generated its first revenue of $900 on June 24, 2014 pursuant to the signed agreement.

The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus. Please refer to page 4 of the document:

“Sand International, Inc. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

Response to comment #2: We did not present any written communication to potential investors. We do not have any written materials or research reports about us that have been published or distributed, and there is no any broker or dealer that is participating or will participate in our offering.

Response to comment #3: We do not intend to use any graphics, maps, photographs or artwork.

Response to comment #4: In response to this comment we revised our disclosure as requested to explain the industry terms throughout the prospectus:

“A normal electromagnetic system exists within and around our planet that is necessary for our survival. It produces direct current voltage (direct current is the unidirectional flow of electric charge) and current (an electric current is a flow of electric charge).. These steady-state magnetic and electric fields have been our normal everyday setting and have connected us to the Earth's periodic rhythms.”

“The types of field that we are concerned about from a health effects standpoint are alternating current (in alternating current the flow of electric charge periodically reverses direction), or time-varying, fields whose strength and direction change regularly with time. They arise exclusively from man-made sources, specifically electric power and communications systems, and have been present in our environment for only about the past century.”

“While scientists do not exactly know what is happening, exposure continues possibly promoting a variety of diseases that cannot be associated with any other factors, such as chronic fatigue, fibromyalgia (a chronic widespread pain), sleep deprivation, general irritability. Those with environmental hypersensitivity can feel immediate relief when the source of power is turned off, eliminating the electric field presence.”

“Most residential structures are transparent to alternating magnetic fields. The interaction, however, is more complex than from electric fields, causing strange "windowing" effects. That is, effects that manifest most easily at certain intensities or frequencies, although even for the single-frequency exposure to power line frequencies, 60 or 50 cycles/second, one of the marked effects of extended exposure to more than a few milliGauss (the gauss is the unit of measurement of a magnetic field) is an increase in the occurrence of Leukemia.”

Response to comment #5: In response to this comment we checked to our Articles of Incorporation. We have 75,000,000 of shares authorized and it should be enough to register 4,000,000 shares in this offering.

Cover Page of Prospectus, page 3

Response to comment #6: In response to this comment we referenced the applicability of penny stock rules to transactions in our securities:

“Our shares of common stock are subject to the “penny stock” rules of the Securities and Exchange Commission.”

Response to comment #7: In response to this comment we revised the last two paragraphs and the risk factor section as requested.

Prospectus Summary, page 5

Response to comment #8: In response to this comment we revised our disclosure to provide accurate cross-references:

PROSPECTUS SUMMARY	5
RISK FACTORS	7-12
FORWARD-LOOKING STATEMENTS	13
USE OF PROCEEDS	13
DETERMINATION OF OFFERING PRICE	15
DILUTION	15
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS	17
DESCRIPTION OF BUSINESS	22
LEGAL PROCEEDINGS	27
DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS	27
EXECUTIVE COMPENSATION	28
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	29
PLAN OF DISTRIBUTION	30
DESCRIPTION OF SECURITIES	32
INDEMNIFICATION	33
INTERESTS OF NAMED EXPERTS AND COUNSEL	33
EXPERTS	33
AVAILABLE INFORMATION	33
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	33
INDEX TO THE FINANCIAL STATEMENTS	34

Corporate Background and Business Overview, page 5

Response to comment #9: In response to this comment we revised our disclosure to discuss our sole officer’s and director’s reasons for pursuing public company status at this time in the company’s development and limited time and attention from our sole officer and director.  Please refer to page 6 of the prospectus:

“Even though we are development stage company with limited operations our sole officer and our sole director Mr. Savelyeu will devote only a limited time to the company and has no experience in managing a public reporting company his background, experience and business contacts in electromagnetic fields industry are essential to our business and have already resulted in the first revenues of $900 earned on June 24, 2014 pursuant to the signed consulting agreement and are anticipated to result in the future revenues.”

Risk Factors, page 7

Response to comment #10: Our corporate office is located in Zvirka, Lvov Region, Ukraine, over 500 km away from Kiev and over 1,000 km away from Donetsk. Because of the distance, the ongoing unrest in Ukraine currently has no impact on our company. Also we believe that the unrest will have no impact on our company and will not present any material risk to our business in the future.

Response to comment #11: In response to this comment we added a risk factor addressing the health issues:

While performing our consulting services our sole officer and director, Mr. Savelyeu, could be exposed to electromagnetic fields which may lead to adverse health risks.

While performing our consulting services our sole officer and director, Mr. Savelyeu, could be exposed to electromagnetic fields which may lead to adverse health risks. The loss of Mr. Aliaksandr Savelyeu due to health issues posed by the electromagnetic fields exposure to our company could negatively impact our business development.

Because our independent registered public accountants,… page 7

Response to comment #12:  In response to this comment we disclosed the amount of our accumulated deficit as requested:

Because our independent registered public accountants have issued a going concern opinion, there is a substantial uncertainty that we will continue operations, in which case you could lose your investment.

Our independent registered public accountants have issued a going concern opinion.  This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. As of March 31, 2014, we had cash in the amount of $3,472 and liabilities of $324. As of the day of this Prospectus we had cash in the amount of $983 and liabilities of $324. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business.  As such we may have to cease operations and you could lose your investment.

Because our sole officer and director will own 50% or more …, page 10

Response to comment #13: In response to this comment we expanded the risk factor as requested:

“Also, Mr. Savelyeu will have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangement, and (iii) whether to enter into material transactions with related parties.”

Use of Proceeds, page 14

Response to comment #14: In response to this comment we revised the disclosure as requested.

“Any loans provided or to be provided by Mr. Savelyeu to complete the registration process are not due on demand. The obligation to Mr. Savelyeu does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Savelyeu or the repayment of the funds to Mr. Savelyeu. The entire transaction was verbal.”

Management’s Discussion and Analysis, page 17

Plan of Operation, page 17

Response to comment #15: In response to this comment we revised the disclosure throughout the prospectus as requested:

“Initially, our sole officer and director, Mr. Aliaksandr Savelyeu, will look for potential customers. We plan to contact and start negotiations with other potential customers in Ukraine through our officer and sole director, Ms. Savelyeu’s network of friends and business associates in Ukraine. Our methods of communication will include: phone calls, email and regular mail. Also we will ask our satisfied customers for referrals. We intend to develop and maintain a database of potential customers who may want to use our services.  We will follow up with these clients periodically and offer them special discounts from time to time.”

“Upon completion of the offering we plan to set up office in Ukraine and acquire the necessary equipment (electromagnetic field and radio frequency meters/detectors and PCs) to begin operations. Our sole officer and director, Aliaksandr Savelyeu, will take care of our initial administrative duties. We believe that it will cost at least $3,000 to set up office and obtain the necessary equipment to begin operations. If we sell two-third of the shares offered we will buy better PCs with advanced features. In this case, set up costs will be approximately $8,000. In the event we sell all of the shares offered we will have our office in a better location, will buy additional office equipment and more advanced software that will help us in everyday operations and in protection of our database. Therefore the office set up cots will be approximately $12,000.

To service our current contract with Yar Center signed on April 25, 2014 we relied on electromagnetic field and radio frequency meters/detectors to establish areas of concerns for the building located at 22 Patona St, Lvov, Ukraine 79001 and to measure the radiofrequency electromagnetic field intensity levels both inside and outside of the building.  PCs were used to prepare assessment surveys and written recommendations for shielding of the radiofrequency electromagnetic field levels. Both electromagnetic field and radio frequency meters/detectors and PCs are owned by our director, Mr. Aliaksandr Savelyeu. We anticipate relying on Mr. Savelyeu’s current business resources to service future agreements until we have available funds to obtain our own PCs and equipment and tools we need to carry out our planned operations. Currently, this option is highly questionable, as no significant revenues are anticipated until we fully implement our business plan and execute additional service agreements.”

“We plan to attend shows and exhibitions held in the Lvov Region of Ukraine both as guests and vendors. During the first year, assuming available funds, we plan on attending one or two shows and estimate that it will cost us approximately $1,000.”

Description of Business, page 22

Response to comment #16: In response to the comment the company disclosed all quantitative and qualitative business and industry data used in the prospectus as requested. It was marked with (**) in the prospectus and underlined throughout the documents filed as EDGAR correspondence.

Response to comment #17:  In response to this comment we expanded our disclosure as requested.

“We do not plan to target any particular businesses initially and do not intend on concentrating on any particular geographic markets within Ukraine. Mr. Savelyeu, our sole director and officer, has over 3.5 years of direct experience in measuring the radiofrequency electromagnetic field intensity levels and indirect experience in establishing arears of concerns for the buildings and preparation of written recommendations for shielding of the radiofrequency electromagnetic fields levels. Mr. Savelyeu obtained this experience while working as Junior Specialist at the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine where his duties are but not limited to performing testing of the responsible equipment of power generating, building, oil-and gas- transport systems and electromagnetic fields as well as measuring the radiofrequency electromagnetic field intensity levels.”

Response to comment #18: In response to this comment we revised the section as requested.

“Mr. Savelyeu, our sole director and officer, has over 3.5 years of direct experience in measuring the radiofrequency electromagnetic field intensity levels and indirect experience in establishing arears of concerns for the buildings and preparation of written recommendations for shielding of the radiofrequency electromagnetic fields levels. Mr. Savelyeu obtained this experience while working as Junior Specialist at the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine where his duties are but not limited to performing testing of the responsible equipment of power generating, building, oil-and gas- transport systems and electromagnetic fields as well as measuring the radiofrequency electromagnetic field intensity levels.”

Response to comment #19: In response to this comment we expanded our disclosure as requested:

Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to our business in any jurisdiction which we would conduct activities. We do not believe that regulation will have a material impact on the way we conduct our business.  We believe that regulations, rules and directives of governmental authorities will not have a material impact on the way we conduct our business in Ukraine and the USA as our customers will be responsible for taxes or any other additional fees that might incur while purchasing our services.

Consulting Services, page 23

Response to comment #20: In response to this comment the company revised the disclosure to describe any equipment, tools or other materials we need to provide consulting services:

“To service our current contract with Yar Center signed on April 25, 2014 we relied on electromagnetic field and radio frequency meters/detectors to establish areas of concerns for the building located at 22 Patona St, Lvov, Ukraine 79001 and to measure the radiofrequency electromagnetic field intensity levels both inside and outside of the building.  PCs were used to prepare assessment surveys and written recommendations for shielding of the radiofrequency electromagnetic field levels. Both electromagnetic field and radio frequency meters/detectors and PCs are owned by our director, Mr. Aliaksandr Savelyeu. We anticipate relying on Mr. Savelyeu’s current business resources to service future agreements until we have available funds to obtain our own PCs and equipment and tools we need to carry out our planned operations. Currently, this option is highly questionable, as no significant revenues are anticipated until we fully implement our business plan and execute additional service agreements. Our services can be performed by Mr. Savelyeu individually and no assistance of other individuals is required.”

Response to comment #21: In response to this comment the company clarified that our services can be performed by Mr. Savelyeu individually:

“Our services can be performed by Mr. Savelyeu individually and no assistance of other individuals is required.”

Response to comment #22: : In response to this comment the company revised its disclosure as requested:

1.

Electrical wiring problems and high magnetic fields. High magnetic field environments are created more frequently by electrical and grounding system problems than by any other source. This is true in both residential and commercial buildings. The problem usually results from unbalanced and improperly wired feeders and branch circuits. The elevated magnetic fields that result from this imbalance can be a source of electromagnetic interference or concern over human health effects. The problem usually is being resolved by eliminating the unbalanced and improperly wired feeders and branch circuits.

Clients, page 24

Response to comment #23: In response to this comment the company revised the disclosure as requested:

“Our president and director, Mr. Aliaksandr Savelyeu will market our services and negotiate with potential customers.  We expect that our potential customers will be: residential customers, managers of apartment complexes and property developers, public and private schools, pre-schools and day cares, city governments and various sectors in need of electromagnetic fields detection, shielding and protection services in Ukraine.”

Competition, page 25:

Response to comment #24: In response to this comment we revised our disclosure to state the number of competitors in Ukraine:

Our competitors will include Ukrainian companies providing consulting businesses in electromagnetic fields detection, shielding and protection in Ukraine. As of the date of the Prospectus the only company that we are aware of that provides consulting services in electromagnetic field detection, shielding and protection is SGS Ukraine (http://www.sgsgroup.com.ua) located in Odessa.

Revenues, page 25

Response to comment #25: In response to this comment the company revised to explain what currency will be used while conducting our operations:

“Consulting fees: will vary depending on size of the building, length of the project and scope of work involved, starting from USD 100 per hour. We intend to use USD (American Dollar) when conducting our operations.”

Agreement, page 26

Response to comment #26: Yar Centre’s principal business is leasing of retail and office space to various businesses in Ukraine. Yar Centre is not a related party or affiliate of Sand International, Inc.

Response to comment #27: In response to the comment we revised our disclosure  as requested:

The following services to be provided pursuant to the signed agreement:

1.

incorporate facility check to establish areas of concerns for the building located at 22 Patona Street, Lvov Ukraine 79001;

2.

measure the radiofrequency electromagnetic field intensity levels both inside and outside of the building;

3.

prepare assessment surveys;

4.

offer advice on how to protect clients from potentially damaging radiation;

5.

prepare a written recommendation for shielding of the radiofrequency electromagnetic fields levels;

6.

give written recommendations or instructions via phone, mail or email regarding any CLIENT’s questions that are not mentioned above, but are related to electromagnetic fields detection, shielding and protection.

Method:

1.

all readings will be taken as a percentage of the general population limit and will be measured over a seven minute period;

2.

both the cumulative total maximum value and the seven minute time averaging radio frequency intensity values will be logged for each radio frequency probe.

Directors, Executive Officers, Promoter and Control Persons, page 27

Response to comment #28: In response to the comment we revised our disclosure to clarify when Mr. Savelyeu began his employment:

“Mr. Savelyeu graduated from the Institute of Power Engineering and Control Systems of Lvov in June, 2010. Since September, 2010 Mr. Savelyeu has worked as Junior Specialist at the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine where his main duties are to perform testing of the responsible equipment of power generating, building, oil-and gas- transport systems and electromagnetic fields as well as measuring the radiofrequency electromagnetic field intensity levels. Since September, 2010 Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine is the only company Mr. Savelyeu has worked for. Mr. Savelyeu had no previous occupation or employer in the past five years, other than his current position as a Junior Specialist at the Karpenko Physical-Mechanical Institute. Mr. Savelyeu intends to devote close to 30% (20 hours /week) of his time to planning and organizing activities of Sand International Inc.”

Response to comment #29: In response to the comment we revised our disclosure to clarify Mr. Savelyeu’s duties at the Karpenko Physical-Mechanical Institute:

“Since September, 2010 Mr. Savelyeu has worked as Junior Specialist at the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine where his main duties are to perform testing of the responsible equipment of power generating, building, oil-and gas- transport systems and electromagnetic fields as well as measuring the radiofrequency electromagnetic field intensity levels.”

We also added a risk factor addressing the risks associated with conflicts of interests:

Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Ms. Savelyeu’s time to our company as well as additional conflict of interests over determining to which entity a particular business opportunity should be presented. We do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. While our sole officer and director has verbally agreed to present business opportunities first to us, subject to any pre-existing duty he may have, we have not adopted a policy that expressly prohibits our sole officer and director Mr. Savelyeu from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to which entity particular business opportunities should be presented, our sole officer and director Mr. Savelyeu may favor his own interests and the interests of the Karpenko Physical-Mechanical Institute of the National Academy of Science of Ukraine over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.”

Plan of Distribution, page 30

Response to comment #30:  In response to this comment the company revised its disclosure as requested:

“This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell.  Mr. Savelyeu will sell the shares and intends to offer them to friends, family members, neighbors and business acquaintances.  His methods of communication will include: phone calls, email, and regular mail.”

Please direct any further comments or questions you may have to the company at sandinternationalinc@gmail.com.

Thank you.

Sincerely,

/S/ Aliaksandr Savelyeu

Aliaksandr Savelyeu, Director